                                                                      FILE NO.
                                                                      070-7018
                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003



                                    CONTENTS

                                                                          Page

Statements of Income                                                       1

Balance Sheets                                                             2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                              3

Statements of Cost of Operation                                            4

Price Per Ton of Coal Deliveries                                           5

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003
                                   (UNAUDITED)

                                                                             Three
                                               Month Ended                   Months
                                   ------------------------------------      Ended
                                   April 30,      May 31,      June 30,     June 30,
                                     2003          2003          2003         2003
                                   ---------      -------      --------     --------
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . .    $891        $781           $951       $2,623

COST OF OPERATION. . . . . . . . .     914         775            949        2,638
                                      ----        ----           ----       ------

OPERATING INCOME (LOSS). . . . . .     (23)          6              2          (15)

NONOPERATING INCOME. . . . . . . .      31           2              3           36
                                      ----        ----           ----       ------

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . . . . . .       8           8              5           21

INTEREST CHARGES (CREDIT). . . . .       -           -             (4)          (4)

FEDERAL INCOME TAXES . . . . . . .       2           2              3            7
                                      ----        ----           ----       ------

NET INCOME . . . . . . . . . . . .    $  6        $  6           $  6       $   18
                                      ====        ====           ====       ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
                BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 2003
                                   (UNAUDITED)
                                                April 30,      May 31,      June 30,
                                                  2003          2003          2003
                                                ---------      -------      --------
                                                           (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . .  $1,807       $1,808         $1,788
  Accumulated Amortization. . . . . . . . . . .   1,469        1,473          1,484
                                                 ------       ------         ------
         NET MINING PLANT . . . . . . . . . . .     338          335            304
                                                 ------       ------         ------

OTHER PROPERTY AND INVESTMENTS. . . . . . . . .     132          128            122
                                                 ------       ------         ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . .       4            4              2
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . .      26           24             24
    Affiliated Companies. . . . . . . . . . . .     891          781            951
  Advances to Affiliates. . . . . . . . . . . .   2,221        2,239          2,129
  Materials and Supplies. . . . . . . . . . . .   1,427        1,442          1,469
  Other . . . . . . . . . . . . . . . . . . . .      40           37             34
                                                 ------       ------         ------
         TOTAL CURRENT ASSETS . . . . . . . . .   4,609        4,527          4,609
                                                 ------       ------         ------

DEFERRED INCOME TAXES . . . . . . . . . . . . .   1,798        1,802          1,843
                                                 ------       ------         ------

DEFERRED CHARGES. . . . . . . . . . . . . . . .      88           44             15
                                                 ------       ------         ------

           TOTAL. . . . . . . . . . . . . . . .  $6,965       $6,836         $6,893
                                                 ======       ======         ======

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . .  $  100       $  100         $  100
  Accumulated Other Comprehensive Loss. . . . .    (106)        (106)          (106)
  Paid-in Capital . . . . . . . . . . . . . . .     400          400            400
  Retained Earnings . . . . . . . . . . . . . .   1,193        1,199          1,205
                                                 ------       ------         ------
         TOTAL SHAREHOLDER'S EQUITY . . . . . .   1,587        1,593          1,599
                                                 ------       ------         ------

OTHER NONCURRENT LIABILITIES. . . . . . . . . .   3,394        3,450          3,505
                                                 ------       ------         ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . .      65          127             84
    Affiliated Companies. . . . . . . . . . . .     174           53             46
  Taxes Accrued. . . . . . . .  . . . . . . . .     279          291            132
  Other . . . . . . . . . . . . . . . . . . . .     820          352            337
                                                 ------       ------         ------
         TOTAL CURRENT LIABILITIES. . . . . . .   1,338          823            599
                                                 ------       ------         ------

REGULATORY LIABILITIES & DEFERRED CREDITS . . .     646          970          1,190
                                                 ------       ------         ------

           TOTAL. . . . . . . . . . . . . . . .  $6,965       $6,836         $6,893
                                                 ======       ======         ======

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003


Services Rendered to
Columbus Southern               Raw                  Clean
Power Company's                 Coal                 Coal
Conesville Plant*               Input     Rejects    Output    Unit Price    Amount
----------------               -------    -------    ------    ----------    ------
  (Month/Year)                  (tons)     (tons)    (tons)     (per ton)     (000)
April 2003. . . . . . . . . .  245,694     32,193    213,501      $4.17        $891
                               =======     ======    =======      =====        ====

May 2003. . . . . . . . . . .  244,598     41,098    203,500      $3.84        $781
                               =======     ======    =======      =====        ====

June 2003 . . . . . . . . . .  287,920     33,462    254,458      $3.74        $951
                               =======     ======    =======      =====        ====


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003
                                                                              Three
                                                                              Months
                                               April       May      June      Ended
                                                2003      2003      2003     6/30/03
                                               -----      ----      ----     -------
                                                          (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . .  $  168   $  (174)    $ 217    $   211
Benefits-UMW* . . . . . . . . . . . . . . . .     115       150       120        385
Operating Materials . . . . . . . . . . . . .      36         6         3         45
Maintenance - Materials and Services. . . . .      75       159        73        307
Electricity . . . . . . . . . . . . . . . . .      68        55        49        172
Other Billed Services . . . . . . . . . . . .      47        19        52        118
Taxes Other Than Income Tax . . . . . . . . .      15        16        16         47
Rentals . . . . . . . . . . . . . . . . . . .     199       203       184        586
Depreciation. . . . . . . . . . . . . . . . .       2         2         2          6
Cleaning Cost Normalization** . . . . . . . .     143       324       220        687
Other . . . . . . . . . . . . . . . . . . . .      46        15        13         74
                                               ------   -------     -----    -------

          Total . . . . . . . . . . . . . . .  $  914   $   775     $ 949    $ 2,638
                                               ======   =======     =====    =======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003


                                                        April        May       June
                                                         2003       2003       2003
                                                        -----       ----       ----
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . $34.04 *   $35.15 *   $32.71 *
                                                        ======     ======     ======


Notes: (a) Coal cleaned  by  Conesville  Coal  Preparation  Plant  and  delivered to
           Columbus Southern  Power's Conesville Generating Plant.  These deliveries of  clean  coal  will  normally  consist of  coal cleaned from  beginning inventory as well as current month deliveries.




* Average price per ton.